Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

November 24, 2005

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press Release dated November 24, 2005 [English translation].

dlw 11/30

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata

General Manager, Investor Relations Dept.

Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

For Immediate Release

(This is an English translation of the Japanese Original.)

November 24, 2005

Sumitomo Corporation

Motoyuki Oka, President and CEO

Code No:8053 Tokyo Stock Exchange (TSE), 1st Section

Contact: Mitsuru Iba,

Corporate Communications Dept

Tel. +81-3-5166-3089

Notice concerning irrecoverable trade claims in respect of the Republic of Iraq

Sumitomo Corporation (the "Company") has entrusted Nippon Export and Investment Insurance with the collection of the remaining trade claims with trade insurance in respect of the Republic of Iraq.

As of November 24, 2005, the governmental representatives of Japan and the Republic of Iraq have agreed on a comprehensive treatment of the public external debt owed to Japanese entities, providing for an 80% reduction in the total amount of debt. As a result of this agreement, approximately 18.5 billion Japanese yen trade claims of the Company with trade insurances, corresponding to 80% of the Company's total trade claims of approximately 23 billion yen (Principal: approximately 12 billion Japanese yen, Delinquency charges: approximately 11 billion Japanese yen), have become irrecoverable.

There is no adverse effect on the Company's operations and financial results, because the Company has already made adequate provision in its loss reserves for this reduction.